 Management Presentation    April 19, 2021  1  Filed by Taboola.com Ltd. Pursuant to Rule 425 under the Securities Act of 1933and deemed filed pursuant to Rule 14a-12under the Securities Exchange Act of 1934Subject Company: ION Acquisition Corp 1 Ltd. Commission File No. 001-39581Date: April 19, 2021

 Forward-Looking StatementsCertain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or ION Acquisition Corp 1 LTD. (“ION”) and Taboola.com Ltd.’s (the “Company”) future financial or operating performance. For example, projections of future Revenue, Adjusted EBITDA, Net Dollar Retention, New Publisher Growth, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ION and its management, and the Company and its management, as the case may be, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s and ION’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and ION (such transaction, the “Business Combination”); the outcome of any legal proceedings that may be instituted against ION or the Company, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated October 1, 2020 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement relating to the Business Combination expected to be filed by ION.Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they were made, January 29, 2021. The inclusion of these projections does not constitute republication or affirmation thereof as any other date. Neither ION nor the Company undertakes any duty to update these forward-looking statements.Non-GAAP Financial MeasuresThis Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom, including free cash flow and ex-TAC Revenue, and related margin measures, as well as Real RPM and New Publisher Revenue (ex-TAC). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP.This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.  Disclaimer  2

 Use of ProjectionsThis Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal years 2021 through 2025. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under “Financial Information” above, all financial information, including the projected information, was prepared in accordance with GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.Industry and Market DataIn this Presentation, the Company relies on and refer to certain information and statistics obtained from third-party sources, which it believes to be reliable. The Company has not independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but ION and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.Additional InformationThese communications are being made in respect of the Business Combination. These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed Business Combination, the Company intends to file with the SEC the Registration Statement on Form F-4 required to be prepared in connection with the proposed transaction (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will include both the proxy statement to be distributed to holders of Class A ordinary shares of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. ION’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the Company, ION and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of ION as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders of ION will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that may be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: ION Acquisition Corp 1 Ltd., 89 Medinat Hayehudim Street, Herzliya 4676672, Israel, Attention: Secretary, +972 (9) 970-3620.Participants in the SolicitationThe Company, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.  3  Disclaimer(cont’d)

 AGENDA  IntroductionOverviewAbout Taboola Investment HighlightsFinancial InformationValuation & Comparables   4

 PRESENTERS AND SENIOR LEADERSHIP      Adam SingoldaFounder & CEO  Stephen WalkerCFO  6+ years at TaboolaPreviously held positions in Idealab’s New Ventures Group and also led several of Idealab's portfolio companies, including Perfect MarketPrior experience at Disney & General Electric  CEO of ION Acquisition Corp. 1 and Managing Partner of ION Crossover Partners (ICP)Prior to co-founding ICP, 10 years of experience investing in public and private companies with Baron Capital (NY), and Magma Venture Partners (TLV)  Gilad ShanyCEO    Founded Taboola over 13 years ago, and has led the Company as its CEO ever since  President and COO of ION Acquisition Corp. 1 COO of growth tech companies SimilarWeb & Seeking Alpha. 8 years public & private investments, incl. equities analyst with UBS & Venture Capital at Jerusalem Global Ventures.   Avrom GilbertCOO    5

 AGENDA  IntroductionOverviewAbout Taboola Investment HighlightsFinancial InformationValuation & Comparables   6

 We Power Recommendations for The Open Web  Helping people discover things they may like  ‹#›

 TABOOLA = SEARCH “IN REVERSE”  From people looking for information to information looking for people   ‹#›

   9  ‹#›  YOU HAVE SEEN TABOOLA BEFORE

   SOLVING TREMENDOUSLY DIFFICULT TECHNOLOGICAL CHALLENGES  Predicting what people might be interested in without the intent data that Google has or the personal data that Facebook has and doing it at massive scale.  Data Processed by Taboola AI Daily3  1 Petabyte  CPU & GPU Cores4   330K+    1 Trillion  516M  DAILY ACTIVE USERS1  More than Twitter and Snap combined2   Monthly Recommendations5  (1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations (2) Twitter and Snap reported 187M and 249M (respectively) in Q3-2020 Earnings reports(3)(4)(5)Source: Company estimates  ‹#›

     ENABLING PUBLISHERS TO COMPETE WITH WALLED GARDEN BEHEMOTHS  WALLED GARDENS1  Bringing the user data, AI technology and scale of demand to open Web players    SOCIAL    SEARCH    ECOMMERCE    OPEN WEB2      25%3  (1) Walled Gardens includes other closed platforms including Snap, Twitter, and Netflix(2) Open Web: Digital properties not owned by walled gardens such as websites, apps, games, Connected-TV apps, etc. (3) Percentages reflect time spent on digital media according to company estimates based on eMarketer data. 25% reflects total time spent on Open Web properties, not just on Taboola      75%  11  News sites  eCommerce sites  Apps / Games  CTV

   TABOOLA CAN CAPTURE SHARE OF THE HIGHLY FRAGMENTED $64B OPEN WEB MARKET1  SOCIAL    SEARCH      ECOMMERCE                                                                                            RECOMMENDATIONS ENGINE  Open Web  App Install  Video  Banners  Affiliates  (1) Jounce Media, 2020 Market Outlook Report  12

 E-COMMERCE  TABOOLA IS FOR ADVERTISING WHAT SHOPIFY IS FOR E-COMMERCE  ADVERTISING          13

 AGENDA  IntroductionOverviewAbout Taboola Investment HighlightsFinancial InformationValuation & Comparables   14

   FULL TECH STACK FOR PUBLISHERS: MISSION CRITICAL FOR THE OPEN WEB   Engagement  Engaging users by recommending organic content  Monetization  Monetizing with non-interruptive, native ads  Audience  Driving quality audiences from across the network  $2B+ Paid To Publishers Over 3 Years1  (1) See Appendix for historical annual Traffic Acquisition Costs (TAC)   Empowering editorial teams with actionable data insights

   THAT’S WHY TABOOLA GETS LONG-TERM, EXCLUSIVE PARTNERSHIPS WITH PUBLISHERS  120% NDR in 202019,000 publishers Global   Publishers on a 5+ Year Contract with Taboola  (1) Source: Company Data. Net Dollar Retention is the simple arithmetic average of our Monthly Net Dollar Retention for the last twelve months. Monthly Net Dollar Retention for a given month is the ex-TAC Revenue in that month from digital properties partners that were Taboola digital property partners in the same month of the prior year divided by the ex-TAC Revenue attributable to that same group of partners in the prior-year month. Current period ex-TAC Revenue includes any upsells and are net of contraction or attrition over the trailing 12 months, but excludes ex-TAC Revenue from new digital properties partners in the current period.    “NBC News Group is excited to continue working with Taboola to expand the reach of our content and continue driving our already impressive growth. We recognize the value of Taboola’s technology and their ability to drive meaningful engagement with NBC News content, especially at a time when competition for user attention is at an all-time high.”- Elisabeth Sami, SVP of Global Strategy and Business Development for NBC News Group  ‹#›

 ADVERTISERS CHOOSE TABOOLA FOR THE OPEN WEB    Massive reach – 516M Daily Active Users Performance focus with measurable ROIBrand safe ad placementsTarget ads based on what people truly care about   Largest advertiser is 3% of total ad spend10th largest advertiser is 1% of total ad spend1101% Net Dollar Retention over last 8 quarters2   17  (1) Source: Company Data(2) Last 8 quarters, excluding Q2-2020 due to expected one-time impact of COVID-19 (Q4, 2018 - Q3, 2020, excluding Q2-20). See prior slide for a definition of NDR  Time

     KEEPING THE OPEN WEB SAFE  Ongoing monitoring of the network and removal of undesirable content and actors.  30+ Reviewers  24/5 manual review + 14h per day on weekends24/7 automated review - Taboola automations including AI tools  13 Languages  English, Danish, Swedish, Norwegian, Spanish, Portuguese, German, French, Hebrew, Japanese, Korean, Dutch, Italian  500K+ Items reviewed every week(1)  CONTENT / ADS  CONTENT REVIEW TEAM  ManualReview  AutomatedReview  Labeling  REJECTED  ACCEPTED    Go Live  QUALITY CONTROL  ManualContentSweep    Internal & External Automated Scans  +  +  18  (1) Company data, based on weekly averages in Q4-2020

 - Zach Jacobs, Director of Marketing at Mack Weldon  “Mack Weldon is a digitally native—growth focused—menswear startup brand that designs and delivers premium basics for men. As a performance marketer I’m constantly looking for new ways to create awareness for our products while growing our customer base cost efficiently. With Taboola, we more than doubled down on content marketing this year and grew our campaigns to drive thousands of customers every month. Recently, we found especially high-converting audiences on Taboola’s Data Marketplace. Targeting those audiences gave us greater scale and drove more purchases on sites that either previously did not convert or converted at too high of a cost.”  Taboola drives discovery and purchases of premium basics for men.   Discovering Direct-To-Consumer Brands on Taboola  19

 - Gahee Lee, Digital Sales Section Manager, Samsung Life Insurance  “We built a website to sell our insurance product online. To drive more sign ups, we started running digital campaigns. To encourage sign-ups, the completion of our quote calculator was the most important behavior. Taboola hugely contributed in expanding our strategy to new digital channels, and helped is gain more online customers.”   20  Generating Quality Leads for Samsung Life Insurance with Taboola

   MARKETPLACEBUSINESS MODEL   AI-Powered BiddableMarketplace  Advertisers place bids to appear on Taboola and pay per click/view  Taboola shares ad revenuewith Publishers          $  $          $          $          $          $          $          $  21

 AGENDA  IntroductionOverviewAbout Taboola Investment HighlightsFinancial InformationValuation & Comparables   22

 INVESTMENT HIGHLIGHTS  The Open Web is a massive categoryTaboola’s technology is resilient to the future disappearance of third-party cookies Product-led growth fueled by a network effectPlatform advantage driven by Taboola’s technology Numerous paths to accelerate growthProven, founder-led management teamSuperior financial profile with recurring revenues, scale, and profitable growth   1  2  3  4  5  6  7  23

   More than ads, product led - driving engagement, and audience to the entire publisher org Exclusive & direct relationships with publishers/advertisers - enables end-to-end innovation and predictable growth1st party & contextual data, built for a cookieless world - We’re “always on” - all users, all GEOs, all platforms. 500M+ DAU.(1)           TABOOLA IS POISED TO CAPTURE SHARE OF THE $64B OPEN WEB MARKET   The Open Web        AudienceNetwork  AmazonDSP  Source: Original Image: “State of the Open Internet” by Jounce Media, January 2020, Modified to reflect Taboola as part of The Open Web(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations   1    24

 Taboola has its own 1st party cookie - recommending personalized editorial content enables serving our own 1st party identifier Unique readership context - deep access to the context of the page, allowing advertisers to target context (vs. “3rd party cookie behavior”) People click on Taboola recommendations tens of billions of times a year1 - re-hashing Taboola identifier across websites  TABOOLA TECH IS BUILT FOR A COOKIE-LESS WORLD    Yield  Taboola’s strong yield performance despite 3rd party cookies being blocked in the industry for years: - Apple started blocking 3rd party cookies in 2017 - Firefox, Edge, etc are also blocking 3rd party cookies - GDPR launched in 2018 - CCPA launched in 2019   25  2  (1) Source: Company data. Clicks represent total clicks on Taboola recommendations, including paid advertisements (“sponsored content”) and editorial ("organic") content

 PRODUCT-LED GROWTH WITH A BUILT-IN NETWORK EFFECT  3          More Publisher Partners  More Users Reached, More Often  More User Data Gathered  Higher Yield (Better Results for Advertisers and Publishers)                          26

 PLATFORM ADVANTAGE DRIVEN BY INVESTMENT IN TECH  500 R&D staff  100 in Algo & Data   $100M Annual R&D Investment  4  27  Source: Company data, 2021 estimates  27

 RECOMMENDING ANYTHING, ANYWHEREA MULTI BILLION DOLLAR OPPORTUNITY    Core Business  $1B+ in 2020 &Growing Rapidly2      A N Y T H I N G          $10M’s in 20203  $10M’s in 20201  A N Y W H E R E  New products and segments (TV ads, eCommerce, app downloads, gaming...)  Taboola News (mobile carriers, device manufacturers, CTV...)    5  (1)(2)(3)Source: Company data, Gross Revenue  Note: Financial models take into consideration only the core business     This Game Will Keep You Up All Night!Good Game | Sponsored  28

 RECENT DEVELOPMENTS:TABOOLA HIGH IMPACT LAUNCH  29    Premium Ad Placements &  Experiences  Brand Safety, Suitability & Adjacency Control  Unique Readership Data & Insights  Specialized Solution for Brands & Agencies Running Brand Awareness Campaigns

 GROWTH CASE STUDY:CONVERTMEDIA ACQUISITION  5      2016  $20M  Annual Run Rate1  Acquired ConvertMedia    2020  +$90M  Technology Integration & Go-To-Market      30  (1) Annual run-rates are expressed in Gross Revenue  30

 PROVEN, FOUNDER-LED MANAGEMENT TEAM  6      Kristy Sundjaja1 year at TaboolaSVP, People Operations    Ran Buck7 years at TaboolaSVP, Global Revenue    Aviv Sinai13 years at TaboolaSVP, R&D    Adam Singolda13 years at TaboolaFounder & CEO    Eldad Maniv8 years at TaboolaPresident & COO    Stephen Walker6 years at TaboolaCFO  Lior Golan11 years at TaboolaCTO    31

   FINANCIAL HIGHLIGHTS  7  WE POWER RECOMMENDATIONS FOR THE OPEN WEB  $1.2B   GrossRevenue  $382M  ex-TAC1  $160M  Raised to date  $240M+  on the balance sheet3   2 0 2 0  (1),(2) Non-GAAP measure, see appendix for reconciliation to GAAP(3) Cash & cash equivalents, balance as of 12/31/2020  ‹#›  $106M  Adj.EBITDA2

 AGENDA  IntroductionOverviewAbout Taboola Investment HighlightsFinancial InformationValuation & Comparables   33

   TABOOLA FOCUSES ON PROFITABLE GROWTH  UPSIDE IN OUR MODELGrowth from Core Open Web business onlyConservative growth assumed for existing baseAdditional upside from existing growth initiatives and inorganic  PROFITABLE GROWTHRule of 40 Business  (1),(2) Non-GAAP measure, see appendix for reconciliation to GAAP(3) Non-GAAP measure, see appendix for reconciliation to GAAP, Adj. EBITDA Margin = Adj. EBITDA / ex-TAC RevenueNote: Previous projections are as published in Taboola’s investor presentation filed with the SEC on January 29, 2021  (1)  ‹#›  LONG-TERM MODEL20%+ ex-TAC Revenue Growth30%+ Adj. EBITDA Margin  1  2  3    1  2    ex

 2021 QUARTERLY AND FY PROJECTION  35  Note: dollar values in this table reflect rounded values; growth and margin calculations are based on exact values calculated to nine decimal places. These projections assume a Q1-21 Close date for the Business Combination and corresponding expense for share-based compensation; as the transaction is now expected to close in Q2-21, the share-based compensation related to the transaction will instead impact Q2-21. (1),(2): Non-GAAP measure, see appendix for reconciliation to GAAP  1  2          1  2

   RECENT DEVELOPMENTS  Strong preliminary Q1-21 Results.Driven by improved network yield relative to historic seasonal expectations  (1) Preliminary results reflect information available as of 4/19/21, are not final and subject to change. Final results for the period and future guidance will be communicated in the company’s Q1 Earnings Release, expected in May. (2) As published in Taboola’s investor presentation filed with the SEC on January 29, 2021(3) Non-GAAP measure, see appendix for reconciliation to GAAP  ‹#›    Preliminary Results Q1-211  Previous Projections2  Gross Revenue  $300 - 303M  $286M  Gross Profit  $88 - 90M  $78M  ex-TAC3  $104 - 107M  $95M

 2019 METRICS WERE INFLUENCED BY OUR INVESTMENT STRATEGY  In 2019, Taboola made the decision to invest $60 million in long-term partnerships with a number of very large, brand name publishing networks1      Given that investment, Adj. EBITDA Margin2 (% of ex-TAC) was 11.5%...        2018A  2019A  2020A  27.8%  23.8%  11.5%  …Without that investment, Adj. EBITDA Margin would have been 26.4%        2018A  2019A  2020A  27.8%  23.8%  26.4%    In 2020 that investment has paid off as Adj. EBITDA Margins are above 27% - higher than historical trends  (1) "Invest” means initial losses on these publisher networks plus management’s estimate of margin lost on other publishers due to lower yields as demand was spread thinner.(2) Non-GAAP measure, see appendix for reconciliation to GAAP  37

   COVID-19 IN 2020 PROVED THE RESILIENCY OF OUR MODEL    COVID-19 / Recession Dip  Strong Recovery  Yield1  Leaving 2020 stronger than we entered with sustainably higher profitabilitySustainable yield increase, driving higher marginsWorked with publisher partners to optimize for yield Signed more advertisers seeking consumers digitally Dramatic improvements in algorithmsReset cost baseHiring freeze permanently “right sized” organization (sustainable)Reduced travel, real estate and overhead (partially sustainable)  Relentless Focus on Yields…  … Combined with Historically Low Costs  1.  2.  1.  2.  (1) Yield is a normalized measure of performance that controls for changes due to traffic shifts.(2) Cash Expenses is the difference between Adj. EBITDA and exTAC Revenue. 2019 is adjusted to reflect an ex-TAC margin of 26.4% as detailed on the previous slide.  ‹#›  E

   GROWTH DRIVEN BY CORE OPEN WEB INSTALLED BASE   New Publisher ex-TAC Revenue1Historically 15% new supply growthProjecting 8-11% going forwardNet Dollar Retention2 Growth Has Two Elements Improvements in yield More supply from existing publishers Projecting 101-103% net dollar retention - historically 110-120%  Continued growth from new supply...  … helps provide fuel for growth from a strong installed base.  1.  2.  1.  (1) “New Publisher” refers to publishers that begin working with Taboola on new contracts in the period. (2) Net Dollar Retention is the simple arithmetic average of our Monthly Net Dollar Retention for the last twelve months. Monthly Net Dollar Retention for a given month is the ex-TAC Revenue in that month from digital properties partners that were Taboola digital property partners in the same month of the prior year divided by the ex-TAC Revenue attributable to that same group of partners in the prior-year month. Current period ex-TAC Revenue includes any upsells and are net of contraction or attrition over the trailing 12 months, but excludes ex-TAC Revenue from new digital properties partners in the current period.  Outlier  ‹#›  2.

 SELECTED NON-GAAP METRICS                $106M  $382M  $127M  $445M  $143M  $516M  16%  ex-TAC Revenue Growth1  27%+  Adj EBITDA Margin2  16%+  Adj EBITDA Growth3  80%+  Adj. Gross Profit Margin4  (1),(2),(3) Growth rates reflect 2020-2023 CAGR. ex-TAC, Adj. EBITDA Margin, and Adj. EBITDA are Non-GAAP measures, see appendix for reconciliation to GAAP(4) Adj. Gross Profit Margin is projected to exceed 80% in 2020, 2021, and 2022. Adj. Gross Profit Margin is calculated as a percentage of ex-TAC revenue and is a non-GAAP measure, see appendix for reconciliation to GAAP. Note: Previous projections are as published in Taboola’s investor presentation filed with the SEC on January 29, 2021       ADJ. EBITDA ($ in millions)  ex-TAC ($ in millions)  2020A  2021E  2022E  ‹#›

 AGENDA  IntroductionOverviewAbout Taboola Investment HighlightsFinancial InformationValuation & Comparables   41

 VALUATION FRAMEWORK  Mid-Cap Advertising Technology    Funded by digital marketers / advertisers looking for new customersSimilar scale  Funded by digital marketers / advertisers looking for new customers  Recurring revenuesB2B-oriented solutions that are consumer focusedSupport marketers / advertisers looking for new customers  Advertising Technology Majors      Marketing Technology  Primary  Secondary  ‹#›

 Thank you.  43

 APPENDIX

 OUR MODEL IN A NUTSHELL  45  Gross revenue(1)  Traffic Acq Cost (Value to publishers)  ex-TAC Revenue(2)  Cost of Revenues  Gross profit  R&D  S&M  G&A  Operating Income  $909  ($627)  $282  ($48)  $234  ($73)  ($110)  ($34)  $17  $1.00 (100%)  ($0.69)  $0.31  ($0.05)  $0.26  ($0.08)  ($0.12)  ($0.04)            –  =  –  =  –  –  –  =  Model components:  Sample inputs / financials:  Illustrative Taboola economics:  (1) Revenue paid by Advertisers, before traffic acquisition costs (TAC) paid to Publishers.(2) Revenue to Taboola after TAC paid to Publishers. Non-GAAP measure, see appendix for reconciliation to GAAP(3)(4) Non-GAAP measure, see appendix for reconciliation to GAAP(5) Non cash charges, Cash charges excluded from Adjusted EBITDA     ‹#›    Adjusted EBITDA(3)  $67  Dep, Amort, Share Based Comp, Other item  $50  +    =  Change in WC, Other items(5) + PP&E and Capitalized Platform Costs  ($22)  Free Cash Flow(4)  $45  +  =

 HISTORICAL & PROJECTED REVENUE & EX-TAC REVENUE1    ex-TAC revenue margin2    YoY growth  46  (1) Non-GAAP measure, see appendix for reconciliation to GAAP(2) ex-TAC Revenue Margin reflects ex-TAC Revenue / Gross Revenue, Non-GAAP measure, see appendix for reconciliation to GAAPNote: Previous projections are as published in Taboola’s investor presentation filed with the SEC on January 29, 2021

 KEY MODEL ASSUMPTIONS  Operating costs:  ($ in millions)    Operating margin (% of ex-TAC revenue)    Operating income ($ in millions)  REVENUE (ex-TAC)1Historically, Taboola grew 20%+ (CAGR ’17A-’20E) In 2020, Taboola generated $382 million ex-TAC Conservatively modeled ~16% growth, doubling ex-TAC in 5 years  ADJUSTED EBITDA2$106 million in 2020 and growing faster than ex-TAC Revenue >25% of ex-TAC Revenue (2020)Rule of 40: ex-TAC growth + Adj. EBITDA Margin3 always above 40%  COST ASSUMPTIONSReturn to “normal” operations and cost basis in H1 2021 (conservative) Two primary costs (headcount and hardware / IT) grow commensurate with revenue growthHigher costs (and lower operating margin) in 2021 driven by transaction related share-based compensation expenses  (6.4%)  8.9%  (10.1%)  6.6%  10.4%  ($19)  $34  ($45)  $34  $62  (1),(2),(3) Non-GAAP measures, see appendix for reconciliation to GAAPNote: Previous projections are as published in Taboola’s investor presentation filed with the SEC on January 29, 2021  47

 SELECTED GAAP AND NON-GAAP METRICS  ADJ. EBITDA MARGINReturn to “normal” operations and cost basis in H1 2021Investing in serving infrastructure and Algo beginning 2021IPO readiness costs added starting 2021  LONG-TERM EX-TAC REVENUE GROWTHCurrent Model only forecasts growth from Core BusinessLong-Term Growth of 20%+ includes core business growth, inorganic and existing growth initiatives  ‹#›  1  2  3  (1),(2),(3) Non-GAAP measure, see appendix for reconciliation to GAAPNote: Previous projections are as published in Taboola’s investor presentation filed with the SEC on January 29, 2021  1  2

 ADJUSTED EBITDA RECONCILIATION  49

 PROJECTED ADJUSTED EBITDA RECONCILIATION  ‹#›

 PROJECTED ADJUSTED EBITDA RECONCILIATION  ‹#›

 EX-TAC REVENUE RECONCILIATION  52

 PROJECTED EX-TAC REVENUE RECONCILIATION  ‹#›

 ADJUSTED EBITDA MARGIN RECONCILIATION  54

 55  PROJECTED ADJUSTED EBITDA MARGIN RECONCILIATION

 EX-TAC REVENUES MARGIN RECONCILIATION  56

 PROJECTED EX-TAC REVENUES MARGIN RECONCILIATION  57

 HISTORICAL & PROJECTED ADJ. GROSS PROFIT MARGIN RECONCILIATION  58

 HISTORICAL AND PROJECTED FREE CASH FLOW RECONCILIATION  (1) Adj. EBITDA Plus the change in working capital reflects the Net cash provided by operating activities. For estimated periods, Net cash from operating activities assumes 53-57 days payables outstanding and 40-45 days sales outstanding.  59  2021 Free Cash Flow Reduced by Plan To Invest in Two Areas:Purchase of $30M of servers beyond “normal” levels as part of investment in algorithmic yield improvementsPlan to remodel offices globally for post-COVID work environment  1

 CONSOLIDATED BALANCE SHEET  ($ in millions)  As of Dec 31, 2019  As of Dec 31, 2020  Cash, cash equivalents and short-term deposits  $ 116  $ 243  Total Assets  $ 482  $ 580  Total Liabilities & Convertible Shares  $ 475  $ 533  Accumulated Deficit  $ (40)  $ (31)  Additional Paid-in-capital  $ 47  $ 78  Total Shareholders' Equity  $ 7   $ 47  60

 Q1 PRELIMINARY RESULTS:EX-TAC REVENUE RECONCILIATION  ‹#›

 ‹#›  VALUATION BENCHMARKING  Source: Wall Street research, filings and FactSet as of 3/26/2021.Taboola figures calculated using ex-TAC revenue.Figures for Alphabet, MediaAlpha, Magnite, PubMatic, Viant and Trade Desk calculated on a ex-TAC equivalent revenue basis. Data for Advertising Technology and Marketing Technology represents means.Advertising Technology Majors: Alphabet, Facebook, Twitter.Marketing Technology: HubSpot, Medalia, LiveRamp, LivePerson, SVMK and Yext.

 OPERATIONAL BENCHMARKING  ‹#›  Source: Wall Street research, filings and FactSet as of 3/26/2021.Taboola figures calculated using ex-TAC revenue.Figures for Alphabet, MediaAlpha, Magnite, PubMatic, Viant and Trade Desk calculated on a ex-TAC equivalent revenue basis. Data for Advertising Technology and Marketing Technology represents means.Advertising Technology Majors: Alphabet, Facebook, Twitter.Marketing Technology: HubSpot, Medalia, LiveRamp, LivePerson, SVMK and Yext.